PENN SERIES FUNDS, INC.

EXPENSE LIMITATION AGREEMENT

This Agreement, dated as of June 2, 2009, is made and entered into by and among Independence Capital Management, Inc. (the “Adviser”), The Penn Mutual Life Insurance Company (“Penn Mutual”), and Penn Series Funds, Inc. (the “Company”), on behalf of each portfolio of the Company listed on SCHEDULE A attached hereto, as may be amended from time to time (each, a “Fund” and, collectively, the “Funds”).

WHEREAS, the Company is a Maryland corporation and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company, and each Fund is a portfolio of the Company;

WHEREAS, the Company, on behalf of each Fund, and the Adviser have entered into an Investment Advisory Agreement, dated May 1, 2000, as amended, pursuant to which the Adviser provides investment advisory services to each Fund for compensation based on the value of the average daily net assets of each Fund;

WHEREAS, the Company, on behalf of each Fund, and Penn Mutual have entered into an Amended and Restated Administrative and Corporate Services Agreement, dated June 2, 2009, pursuant to which Penn Mutual provides administrative and corporate services to the Funds and shareholder services to the beneficial owners of shares of the Funds for compensation based on the value of the average daily net assets of each Fund; and

WHEREAS, the Company, the Adviser and Penn Mutual have determined that it is appropriate and in the best interest of each Fund and its shareholders to maintain the expenses of each Fund at a level below the level to which each Fund may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1. Expense Limitation and Waiver. Until such time as this Agreement is terminated in accordance with Section 4 of this Agreement, the Adviser and Penn Mutual agree that, to the extent that ordinary operating expenses incurred by a Fund in any fiscal year, including, but not limited to, investment advisory fees of the Adviser, administrative and corporate services fees by Penn Mutual, and amounts payable pursuant to any plan adopted in accordance with Rule 12b-1 under the 1940 Act (but excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by the Fund (i.e., “acquired fund fees and expenses” as such term is used in Form N-1A), service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business) (the “Fund Operating Expenses”), exceed the Expense Limit as set forth on SCHEDULE A, such excess amount will be the liability of the Adviser and Penn Mutual. The liability (if any) of Penn Mutual and the Adviser to pay a Fund such excess amounts shall be determined on a daily basis. Notwithstanding anything to the contrary herein, until August 31, 2010, fees and expenses of pooled investment vehicles that are held by the Balanced Fund (i.e., “acquired fund fees and expenses” as such term is used in Form N-1A) shall be included when calculating the Fund Operating Expenses of the Balanced Fund.

2. Recapture of Waived Fees and Reimbursements. If, at the end of any month, there is no liability of Penn Mutual and the Adviser to pay a Fund any excess amount described in Section 1 above and, during the preceding three fiscal years, (a) any payment of the administrative fee due to Penn Mutual by the Fund or any payment of the advisory fee due to the Adviser by the Fund has been reduced; or (b)

any reimbursement has been made by Penn Mutual or the Adviser to the Fund in order to maintain the Fund’s Fund Operating Expenses from exceeding its Expense Limit as set forth on SCHEDULE A, the amount of such reduction and reimbursement shall be recaptured by Penn Mutual and/or the Adviser, as applicable, and shall be payable by the Fund to Penn Mutual along with the administrative fee for that period and/or the Adviser along with the advisory fee for that period, as applicable, provided that Penn Mutual and the Adviser shall not be entitled to recapture any amount that would cause the Fund to exceed its Expense Limit as set forth on SCHEDULE A for that fee payment period.

3. Year-End Adjustment. If necessary, on or before the last day of the first month of a Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses of each Fund for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Expense Limit for each Fund as set forth on SCHEDULE A.

4. Term and Termination. This Agreement shall continue in effect with respect to a Fund until such time as the Agreement is terminated accordance with the terms hereof. This Agreement may be terminated by any party with respect to a Fund, without payment of any penalty, upon sixty (60) days’ prior written notice to the other parties at their principal place of business; provided that, in the case of termination by the Adviser or Penn Mutual, such action shall be authorized by the Company’s Board of Directors, including a majority of its independent Directors.

5. Captions. The captions in this Agreement are included for convenience of reference and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

6. Interpretation. Nothing herein contained shall be deemed to require the Company or the Funds to take any action contrary to the Company’s Articles of Incorporation or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the 1940 Act, to which it is subject or by which it is bound, or to relieve or deprive the Company’s Board of Directors of its responsibility for or control of the conduct of the affairs of the Company or the Funds.

7 Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the 1940 Act, shall have the same meaning as and be resolved by reference to the 1940 Act.

8. Amendment. This Agreement may be amended only by a written instrument signed by each of the parties hereto. SCHEDULE A may not be amended to increase a Fund’s Expense Limit unless such amendment is authorized by the Company’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

Penn Series Funds, Inc., on behalf of the Funds		Independence Capital Management, Inc.		The Penn Mutual Life Insurance Company

By:	/s/ Peter Sherman	By:	/s/ Bob Dellacroce	By:	/s/ Peter J. Vogt
Name:	Peter Sherman	Name:	Bob Dellacroce	Name:	Peter J. Vogt
Title:	President	Title:	Treasurer	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

NAME OF FUND	EXPENSE LIMIT (as a percentage of a Fund’s average daily net assets)
Large Core Growth Fund	0.64%
Large Core Value Fund	0.54%
Balanced Fund	0.62%*
SMID Cap Growth Fund	1.05%
SMID Cap Value Fund	1.14%
Emerging Markets Equity Fund	1.58%
Developed International Index Fund	0.59%
Small Cap Index Fund	0.55%
Aggressive Allocation Fund	0.33%
Moderately Aggressive Allocation Fund	0.33%
Moderate Allocation Fund	0.33%
Moderately Conservative Allocation Fund	0.33%
Conservative Allocation Fund	0.33%

*	Until August 31, 2010, fees and expenses of pooled investment vehicles that are held by the Balanced Fund (i.e., “acquired fund fees and expenses” as such term is used in Form N-1A) shall be included when calculating the Fund Operating Expenses of the Balanced Fund.